AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2026
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
GBP 1 billion Global Benchmark Fixed Rate Notes	Borrowing	07-Jan-26	14-Jan-26	14-Jan-29	GBP 1,000.00	BMO Capital Markets, HSBC, Banco Santander SA
VND 200 billion Fixed Rate Notes	Borrowing	08-Jan-26	15-Jan-26	15-Jan-27	VND 200,000.00	Bank of America Merrill Lynch
USD 50 million Zero Coupon Notes	Borrowing	12-Jan-26	19-Jan-26	19-Jan-36	USD 50.00	Daiwa Capital Markets
AUD 1 billion Kangaroo Social Bond Fixed Rate Notes	Borrowing	13-Jan-26	22-Jan-26	22-Jan-31	AUD 1,000.00	Nomura Inter. Plc, RBC, Toronto Dominion
HKD 400 million Fixed Rate Notes	Borrowing	13-Jan-26	21-Jan-26	21-Jan-27	HKD 400.00	HSBC
AUD 20 million Fixed Rate Notes	Borrowing	14-Jan-26	21-Jan-26	21-Jan-36	AUD 20.00	Toronto Dominion
AUD 40 million Fixed Rate Notes	Borrowing	14-Jan-26	22-Jan-26	22-Jan-36	AUD 40.00	JP Morgan
USD 1 billion Global Benchmark Fixed Rate Notes	Borrowing	14-Jan-26	22-Jan-26	22-Jan-36	USD 1,000.00	BNP Paribas, Bank of America Merrill Lynch, Morgan Stanley
AUD 50 million Fixed Rate Notes	Borrowing	15-Jan-26	23-Jan-26	23-Jan-36	AUD 50.00	Credit Agricole Corporate & Investment Bank
NGN 15 billion Fixed Rate Notes	Borrowing	15-Jan-26	22-Jan-26	22-Jan-27	NGN 15,000.00	Goldman Sachs
USD 50 million Fixed Rate Notes	Borrowing	15-Jan-26	29-Jan-26	29-Jan-31	USD 50.00	Wells Fargo Bank, N.A
EUR 70.5 million Fixed Rate Notes	Borrowing	15-Jan-26	02-Feb-26	01-Aug-33	EUR 70.50	Natixis
AUD 40 million Fixed Rate Notes	Borrowing	16-Jan-26	27-Jan-26	27-Jan-36	AUD 40.00	JP Morgan
AUD 50 million Fixed Rate Notes	Borrowing	19-Jan-26	27-Jan-26	27-Jan-36	AUD 50.00.00	JP Morgan
AUD 30 million Fixed Rate Notes	Borrowing	20-Jan-26	04-Feb-26	04-Feb-36	AUD 30.00	JP Morgan
USD 110 million Zero Coupon Notes	Borrowing	20-Jan-26	27-Jan-26	27-Jan-41	USD 53.42	Morgan Stanley
USD 110 million Zero Coupon Notes	Borrowing	21-Jan-26	28-Jan-26	28-Jan-41	USD 53.50	Nomura Inter. Plc
GBP 75 million Fixed Rate Notes_Tap 1	Borrowing	21-Jan-26	28-Jan-26	14-Jan-29	GBP 75.00	NatWest Markets Plc, Morgan Stanley
BRL 20 million Fixed Rate Notes	Borrowing	21-Jan-26	05-Feb-26	06-Feb-30	BRL 20.00	Barclays Capital
AUD 30 million Fixed Rate Notes	Borrowing	23-Jan-26	10-Feb-26	10-Feb-41	AUD 30.00	Credit Agricole Corporate & Investment Bank
AUD 30 million Fixed Rate Notes	Borrowing	23-Jan-26	10-Feb-26	10-Feb-41	AUD 30.00	BNP Paribas
USD 100 million Fixed Rate Notes	Borrowing	23-Jan-26	30-Jan-26	30-Jul-31	USD 100.00	NatWest Markets Plc
GBP 100 million Fixed Rate Notes_Tap 2	Borrowing	28-Jan-26	04-Feb-26	14-Jan-29	GBP 100.00	Citigroup Global Markets, BMO Capital Markets, Toronto Dominion
AUD 40 million Fixed Rate Notes	Borrowing	29-Jan-26	05-Feb-26	05-Feb-36	AUD 40.00	JP Morgan
USD 50 million Fixed Rate Callable Notes	Borrowing	03-Feb-26	10-Feb-26	10-Feb-31	USD 50.00	BNP Paribas
HKD 150 million Fixed Rate Notes	Borrowing	05-Feb-26	12-Feb-26	12-Feb-41	HKD 150.00	BNP Paribas
GBP 75 million Fixed Rate Notes_Tap 3	Borrowing	05-Feb-26	12-Feb-26	14-Jan-29	GBP 75.00	Citigroup Global Market, HSBC
GBP 75 million Fixed Rate Notes_Tap 4	Borrowing	12-Feb-26	19-Feb-26	14-Jan-29	GBP 75.00	HSBC, Nomura Inter. Plc
USD 75 million Fixed Rate Callable Notes	Borrowing	12-Feb-26	27-Feb-26	27-Feb-36	USD 75.00	BNP Paribas
USD 25 million Fixed Rate Callable Notes	Borrowing	13-Feb-26	27-Feb-26	27-Feb-36	USD 25.00	BNP Paribas
ZAR 200 million Fixed Rate Notes	Borrowing	17-Feb-26	26-Feb-26	26-Feb-29	ZAR 200.00	Toronto Dominion
GBP 100 million Fixed Rate Notes_Tap 5	Borrowing	19-Feb-26	26-Feb-26	14-Jan-29	GBP 100.00	Toronto Dominion, HSBC
USD 2 billion Global Benchmark Fixed Rate Notes	Borrowing	24-Feb-26	03-Mar-26	03-Mar-31	USD 2,000.00	BMO Capital Markets, Daiwa Capital Markets, JP Morgan, Nomura Inter. Plc
USD 120 million Zero Coupon Notes	Borrowing	24-Feb-26	03-Mar-26	03-Mar-41	USD 60.30	Morgan Stanley
USD 20 million Fixed Rate Callable Notes	Borrowing	24-Feb-26	03-Mar-26	03-Mar-36	USD 20.00	BNP Paribas
INR 92 million Fixed Rate Notes	Borrowing	25-Feb-26	09-Apr-26	10-Apr-31	INR 92.00	Credit Agricole Corporate & Investment Bank
USD 50 million Fixed Rate Callable Notes	Borrowing	25-Feb-26	04-Mar-26	04-Mar-36	USD 50.00	Morgan Stanley
USD 120 million Zero Coupon Notes	Borrowing	25-Feb-26	04-Mar-26	04-Mar-41	USD 60.30	Barclays Capital
GBP 75 million Fixed Rate Notes_Tap 6	Borrowing	26-Feb-26	05-Mar-26	14-Jan-29	GBP 75.00	BMO Capital Markets
USD 200 million Zero Coupon Notes	Borrowing	26-Feb-26	05-Mar-26	05-Mar-56	USD 47.17	JP Morgan
USD 50 million Fixed Rate Callable Notes	Borrowing	26-Feb-26	05-Mar-26	05-Mar-36	USD 50.00	Banco Santander SA
USD 110 million Zero Coupon Notes	Borrowing	26-Feb-26	05-Mar-26	05-Mar-41	USD 55.26	Nomura Inter. Plc
USD 20 million Fixed Rate Callable Notes	Borrowing	26-Feb-26	05-Mar-26	05-Mar-36	USD 20.00	Nomura Inter. Plc
USD 50 million Fixed Rate Callable Notes	Borrowing	27-Feb-26	06-Mar-26	06-Mar-36	USD 50.00	Morgan Stanley
USD 205 million Zero Coupon Notes	Borrowing	27-Feb-26	06-Mar-26	06-Mar-56	USD 48.83	JP Morgan
AUD 15 million Fixed Rate Notes	Borrowing	02-Mar-26	09-Mar-26	09-Mar-36	AUD 15.00	Nomura Inter. Plc
USD 200 million Zero Coupon Notes	Borrowing	02-Mar-26	09-Mar-26	09-Mar-56	USD 49.08	Morgan Stanley
USD 100 million Fixed Rate Notes	Borrowing	02-Mar-26	09-Mar-26	09-Mar-36	USD 100.00	Barclays Capital
USD 25 million Fixed Rate Notes	Borrowing	02-Mar-26	09-Mar-26	09-Mar-36	USD 25.00	HSBC
USD 110 million Zero Coupon Notes	Borrowing	02-Mar-26	09-Mar-26	09-Mar-41	USD 55.70	Banco Santander SA
USD 50 million Fixed Rate Notes	Borrowing	03-Mar-26	10-Mar-26	10-Mar-36	USD 50.00	UBS Ag
USD 120 million Zero Coupon Notes	Borrowing	03-Mar-26	10-Mar-26	10-Mar-41	USD 60.44	Nomura Inter. Plc
USD 200 million Zero Coupon Notes	Borrowing	03-Mar-26	10-Mar-26	10-Mar-56	USD 48.76	Morgan Stanley
AUD 20 million Fixed Rate Notes	Borrowing	04-Mar-26	11-Mar-26	11-Mar-36	AUD 20.00	Daiwa Capital Markets
USD 120 million Zero Coupon Notes	Borrowing	05-Mar-26	12-Mar-26	12-Mar-41	USD 61.04	Morgan Stanley
BRL 30 million Zero Coupon Notes	Borrowing	05-Mar-26	07-Apr-26	07-Apr-31	BRL 18.42	Nomura Inter. Plc
USD 120 million Zero Coupon Notes	Borrowing	06-Mar-26	13-Mar-26	13-Mar-41	USD 61.04	Wells Fargo Bank, N.A
EUR 50 million Fixed Rate Notes	Borrowing	06-Mar-26	13-Mar-26	13-Mar-30	EUR 50.00	Banco Santander SA
USD 110 million Zero Coupon Notes	Borrowing	09-Mar-26	18-Mar-26	18-Mar-41	USD 55.53	Wells Fargo Bank, N.A
JPY 500 million Fixed Rate Notes	Borrowing	12-Mar-26	26-Mar-26	27-Mar-56	JPY 500.00	BNP Paribas
HKD 3 billion Fixed Rate Notes	Borrowing	12-Mar-26	23-Mar-26	23-Jun-29	HKD 3,000.00	HSBC, Standard Chartered Bank

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
IDR 20 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	16-Feb-21	25-Mar-21	26-Mar-26	IDR 20,000.00
USD 2.5 billion Fixed Rate Notes	16-Mar-21	23-Mar-21	23-Mar-26	USD 2,500.00
INR 100 million Zero Coupon Notes	17-Feb-22	30-Mar-22	30-Mar-26	INR 100.00
CNY 1 billion Fixed Rate Notes	05-Jan-23	17-Jan-23	20-Jan-26	CNY 1,000.00
ZAR 200 million Fixed Rate Notes	06-Mar-25	13-Mar-25	13-Mar-26	ZAR 200.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 1 billion Callable Fixed Rate Notes	27-Jan-03	6-Feb-03	1-Feb-33	JPY 1,000.00	1-Feb-26	Mizuho International Plc
JPY 1.3 billion PRDC Notes	17-Mar-03	27-Mar-03	1-Feb-33	JPY 1,300.00	1-Feb-26	Mizuho International Plc
JPY 900 million Callable Fixed Rate Notes	14-Mar-02	26-Mar-02	17-Mar-32	JPY 900.00	17-Mar-26	Citigroup Global Markets
JPY 300 million PRDC Notes	23-Jul-06	27-Jul-06	27-Mar-36	JPY 300.00	27-Mar-26	Mizuho International Plc
JPY 100 million PRDC Notes	6-Mar-07	26-Mar-07	26-Mar-37	JPY 100.00	26-Mar-26	Mizuho International Plc
USD 40 million Fixed Rate Callable Notes	19-Mar-25	26-Mar-25	27-Mar-28	USD 40.00	27-Mar-26	BMO Capital Markets
USD 40 million Fixed Rate Callable Notes	19-Mar-25	26-Mar-25	25-Mar-27	USD 40.00	25-Mar-26	BMO Capital Markets

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2026.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer